UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-

16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-35563

Pembina Pipeline Corporation

(Translation of registrant’s name into English)

4000, 585 – 8th Avenue S.W.

Calgary, Alberta, Canada T2P 1G1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐                                         Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference (i) as an exhibit to the Registration Statement on Form F-10 (File No. 333-219338) of Pembina Pipeline Corporation and (ii) into the Registration Statement on Form F-3 (File No: 333-187938) of Pembina Pipeline Corporation.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Notices of Meeting and Management Information Circular for Annual Meeting of Shareholders, to be held on May 7, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 29, 2021.

PEMBINA PIPELINE CORPORATION

By:	/s/ Janet C. Loduca
Name:	Janet C. Loduca
Title:	General Counsel, VP Legal and
Sustainability

EXHIBIT INDEX

Exhibit	Description

99.1	Notices of Meeting and Management Information Circular for Annual Meeting of Shareholders, to be held on May 7, 2021